UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 5)*

Gold Reserve, Inc.
(Name of Issuer)

Class A Common Stock, no par value per share
(Title of Class of Securities)

38068N108
(CUSIP Number)

General Counsel
Greywolf Capital Management LP
4 Manhattanville Road, Suite 201
Purchase, New York 10577
(914) 249-7800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 16 Pages
Exhibit Index Found on Page 15

SCHEDULE 13D
CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Event Driven Master Fund
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
6,384,948
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
6,384,948
(11)	Aggregate amount beneficially owned by each reporting person 6,384,948
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.1%
(14)	Type of reporting person (see instructions) CO

Page 2 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Overseas Intermediate Fund
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,924,344
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,924,344
(11)	Aggregate amount beneficially owned by each reporting person 2,924,344
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.8%
(14)	Type of reporting person (see instructions) CO

Page 3 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Strategic Master Fund SPC, Ltd.—MSP9
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
9,330,589
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
9,330,589
(11)	Aggregate amount beneficially owned by each reporting person 9,330,589
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.0%
(14)	Type of reporting person (see instructions) CO

Page 4 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Strategic Master Fund SPC, Ltd.—MSP5
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
2,322,303
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
2,322,303
(11)	Aggregate amount beneficially owned by each reporting person 2,322,303
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.2%
(14)	Type of reporting person (see instructions) CO

Page 5 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons GWC Select Opportunities SPC, Ltd - SP5
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
5,972,263
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
5,972,263
(11)	Aggregate amount beneficially owned by each reporting person 5,972,263
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.7%
(14)	Type of reporting person (see instructions) CO

Page 6 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Opportunities Master Fund II LP
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
952,381
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
952,381
(11)	Aggregate amount beneficially owned by each reporting person 952,381
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.9%
(14)	Type of reporting person (see instructions) PN

Page 7 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Advisors LLC
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
27,886,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
27,886,828
(11)	Aggregate amount beneficially owned by each reporting person 27,886,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8%
(14)	Type of reporting person (see instructions) OO

Page 8 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf Capital Management LP
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
27,886,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
27,886,828
(11)	Aggregate amount beneficially owned by each reporting person 27,886,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8%
(14)	Type of reporting person (see instructions) PN, IA

Page 9 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Greywolf GP LLC
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
27,886,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
27,886,828
(11)	Aggregate amount beneficially owned by each reporting person 27,886,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8%
(14)	Type of reporting person (see instructions) OO

Page 10 of 16 Pages

CUSIP No. 38068N108

(1)	Names of reporting persons Jonathan Savitz
(2)
Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒**
**The reporting persons making this filing hold an aggregate of 27,886,828 Shares, which is 26.8% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
-0-
(8)	Shared voting power
27,886,828
(9)	Sole dispositive power
-0-
(10)	Shared dispositive power
27,886,828
(11)	Aggregate amount beneficially owned by each reporting person 27,886,828
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8%
(14)	Type of reporting person (see instructions) IN, HC

Page 11 of 16 Pages

This Amendment No. 5 to Schedule 13D (this "Amendment") amends the Schedule 13D initially filed on October 13, 2015, as amended by Amendment No. 1 thereto filed on March 30, 2017, Amendment No. 2 thereto filed on April 28, 2017, Amendment No. 3 thereto filed on August 21, 2017 and Amendment No. 4 thereto filed on August 24, 2017 (as so amended, the "Prior Schedule 13D" and, as amended by this Amendment, this "Schedule 13D"). Capitalized terms used without definition in this Amendment have the meanings ascribed thereto in the Prior Schedule 13D.

Preliminary Note

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them elsewhere in this Schedule 13D.

As used herein, the term “June 2024 Offering” refers to the Company’s private placement which, as disclosed by the Company in its Form 6-K filed with the SEC on June 7, 2024, closed on such date and entailed the issuance and sale by the Company of an aggregate 4,285,715 Shares.

Item 1. Security and Issuer

This Amendment hereby amends and restates Item 1 of the Prior Schedule 13D in its entirety as follows:

“This statement relates to shares of Class A Common Stock, no par value (the “Shares”), of Gold Reserve, Inc. (the “Company”).  The Company’s principal executive offices are located at 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201.”

Item 2. Identity and Background

This Amendment hereby amends and restates Item 2 of the Prior Schedule 13D in its entirety as follows:

“
(a)	This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”
(i)	Greywolf Event Driven Master Fund, a Cayman Islands exempted company (“Greywolf Event Driven”), with respect to the Shares held by it;
(ii)	Greywolf Overseas Intermediate Fund, a Cayman Islands exempted company (“Greywolf Overseas Intermediate”), with respect to the Shares held by it;
(iii)	Greywolf Strategic Master Fund SPC, Ltd.—MSP9, a Cayman Islands exempted segregated portfolio company (“Greywolf Strategic Master MSP9”), with respect to the Shares held by it;
(iv)	Greywolf Strategic Master Fund SPC, Ltd.—MSP5, a Cayman Islands exempted segregated portfolio company (“Greywolf Strategic Master MSP5”), with respect to the Shares held by it;
(v)	GWC Select Opportunities SPC, Ltd—SP5, a Cayman Islands exempted segregated portfolio company (“GWC Select Opportunities”), with respect to the Shares held by it;
(vi)
Greywolf Opportunities Master Fund II LP, a Cayman Islands exempted limited partnership (“Greywolf Master Fund II” and, together with Greywolf Event Driven, Greywolf Overseas Intermediate, Greywolf Strategic Master MSP9, Greywolf Strategic Master MSP5 and GWC Select Opportunities, the “Greywolf Funds”), with respect to the Shares held by it;

(vii)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of each of the Greywolf Funds, with respect to the Shares held by the Greywolf Funds;
(viii)	Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of the Greywolf Funds, with respect to the Shares held by the Greywolf Funds;
(ix)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares held by the Greywolf Funds; and

(x)
Jonathan Savitz (“Savitz”), a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares held by the Greywolf Funds.

(b)
The address of the principal business office of: (i) each of the Reporting Persons other than the Greywolf Funds is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; (ii) each of Greywolf Strategic Master MSP9 and Greywolf Strategic Master MSP5 is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands; and (iii) each of Greywolf Event Driven, Greywolf Overseas Intermediate, GWC Select Opportunities and Greywolf Master Fund II is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(c)
The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the General Partner is to act as the general partner of private investment funds, including each of the Greywolf Funds.  The principal business of the Investment Manager is that of a registered investment adviser.  The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager.  The principal business of Savitz is serving as the senior managing member of the General Partner, the sole managing member of the Investment Manager General Partner, the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager, and the senior managing member of the general partner of certain other funds managed by the Investment Manager.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Reporting Persons is set forth above.”

Page 12 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration
This Amendment hereby amends and restates Item 3 of the Prior Schedule 13D in its entirety as follows:

“The net investment cost (including commissions) for the Shares held by each of the Greywolf Funds is set forth below:
Greywolf Fund	Number of Shares	Approximate Net Investment Cost
Greywolf Event Driven	6,384,948	$13,121,481
Greywolf Overseas Intermediate	2,924,344	$6,427,440
Greywolf Strategic Master MSP9	9,330,589	$18,896,856
Greywolf Strategic Master MSP5	2,322,303	$5,607,202
GWC Select Opportunities	5,972,263	$18,209,845
Greywolf Master Fund II	952,381	$3,333,334

The consideration for such acquisitions was obtained for each of the Greywolf Funds from working capital.”
Item 4. Purpose of Transaction

This Amendment hereby amends and supplements Item 4 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.”

Item 5. Interest in Securities of the Issuer

This Amendment hereby amends and restates Item 5 of the Prior Schedule 13D in its entirety as follows:

“The Greywolf Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the Greywolf Funds is incorporated herein by reference for each such entity.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 103,954,426 Shares outstanding as of June 7, 2024 following the June 2024 Offering, as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2024.

(c)
On June 7, 2024: (i) GWC Select Opportunities purchased 476,191 Shares from the Company for a purchase price of $3.50 per Share; and (ii) Greywolf Master Fund II purchased 952,381 Shares from the Company for a purchase price of $3.50 per Share.  GWC Select Opportunities and Greywolf Master Fund II acquired such Shares from the Company in the June 2024 Offering.

On May 17, 2024, certain Greywolf Funds engaged in internal transfers pursuant to which GWC Select Opportunities acquired an aggregate 5,496,072 Shares at a purchase price of $3.01 per share, consisting of (x) 2,509,884 Shares transferred by Greywolf Overseas Intermediate, (y) 2,441,327 Shares transferred by Greywolf Strategic Master MSP9, and (z) 544,861 Shares transferred by Greywolf Strategic Master MSP5.

(d)
The General Partner is the general partner of each of the Greywolf Funds.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)
The General Partner is the general partner of each of the Greywolf Funds.  The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Greywolf Funds as reported herein.  The Investment Manager General Partner is the general partner of the Investment Manager.  Savitz is the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment hereby amends and supplements Item 6 of the Prior Schedule 13D by adding the following thereto:

“The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.”

Item 7. Materials to Be Filed as Exhibits

This Amendment hereby amends and supplements Item 7 of the Prior Schedule 13D by adding the following thereto:

“There is filed herewith as Exhibit 3 a written agreement relating to the filing of joint acquisition statements as required by Rule 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.”

Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2024

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND,
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9,
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP5,
GWC SELECT OPPORTUNITIES SPC, LTD—SP5 and
GREYWOLF OPPORTUNITIES MASTER FUND II LP

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz, Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP
By Jonathan Savitz, Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

Page 14 of 16 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)*
EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)**
EXHIBIT 3	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

*Filed as an Exhibit to the Schedule 13D filed on October 13, 2015
**Filed as an Exhibit to the Schedule 13D filed on March 29, 2017

Page 15 of 16 Pages

EXHIBIT 3
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  June 11, 2024

/s/ Jonathan Savitz
GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF EVENT DRIVEN MASTER FUND,
GREYWOLF OVERSEAS INTERMEDIATE FUND,
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP9,
GREYWOLF STRATEGIC MASTER FUND SPC, LTD.—MSP5,
GWC SELECT OPPORTUNITIES SPC, LTD—SP5 and
GREYWOLF OPPORTUNITIES MASTER FUND II LP

/s/ Jonathan Savitz
GREYWOLF GP LLC
By Jonathan Savitz, Managing Member

/s/ Jonathan Savitz
GREYWOLF CAPITAL MANAGEMENT LP
By Jonathan Savitz, Managing Member of Greywolf GP LLC, its General Partner

/s/ Jonathan Savitz
Jonathan Savitz

Page 16 of 16 Pages